DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

October 18, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Financ
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated October 18, 2007

Enclosed is a copy of our News Release dated October 18, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

dw 10/29

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

October 18, 2007 For Immediate Release

DENTONIA CLOSES FINANCING WITH MINERALFIELDS GROUP

Dentonia Resources Ltd. ("Dentonia") is pleased to announce that, on October 10, 2007, it closed a non-brokered private placement of 7,500,000 flow through units (FT Units) at $0.10 per unit to three placees. Each unit consists of one common share and one non-transferable warrant ("Warrant"), exercisable over 2 years at $0.15 per warrant to expire on October 10, 2009.

All securities issued under this private placement are subject to a four-month hold period, expiring on February 10, 2008.

A 6% finder's fee of $45,000, and 600,000 Finder's Fee Options exercisable at $0.10 per unit with the same terms and condition of this private placement are payable to Limited Market Dealer Inc.

In addition, a 2% due diligence fee of $15,900 is also payable to Limited Market Dealer Inc.

Funds realized will be used for the winter drill program of up to 5,000 meters with a larger drill rig at the Lennac Lake Porphyry Cu-Mo Prospect, Babine Lake Area, British Columbia.

Dentonia is very pleased to continue its relationship with MineralFields Group. This is an important milestone in the growth of Dentonia and looks forward to working with MineralFields Group, as Dentonia develops its diamond holdings at Lac de Gras and Pellatt Lake, both in the Northwest Territories near the Ekati and Diavik diamond mines.

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com First Canadian Securities ® is active in leading resource financings, both flow-through and hard dollar on competitive, effective, and service-friendly terms, with investors both within, and outside of MineralFields Group".

Updates On Diamonds, DO27

1,724.57 carats of diamonds including a fancy yellow gem recovered from the DO27 pipe during the 2007 bulk sample program, are currently being valued at Antwerp.

Molybdenum, Lennac Lake, Central British Columbia

As of October 9, 2007, drill holes, #1 to #6 have been completed in a 10-hole drill program. This program is being carried out by portable drill rig, limited to a depth of 100m. Cores have been split and sent for assaying.

A drill program of up to 5,000 meters with a larger rig to depths of 500 meters plus, is proposed and arrangements have been made with Driftwood Drilling of Smithers to commence drilling within the next two weeks.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President

END

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